EXHIBIT 12.2

The PNC Financial Services Group, Inc. and Subsidiaries

Computation of Ratio of Earnings

to Fixed Charges and Preferred Stock Dividends (1)

	Three months ended March 31, 2013	Year Ended December 31
Dollars in millions		2012	2011	2010	2009	2008
Earnings
Pretax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$1,119	$3,189	$3,785	$3,680	$3,135	$946
Add:
Distributed income of equity investees	61	216	198	167	171	157
Fixed charges and preferred stock dividends excluding interest on deposits	270	1,125	1,037	1,316	1,993	1,059
Less:
Noncontrolling interests in pretax income of subsidiaries that have not incurred fixed charges	25	137	154	148	126	122
Interest capitalized				1	3
Preferred stock dividend requirements	103	272	86	224	597	33

Earnings excluding interest on deposits	1,322	4,121	4,780	4,790	4,573	2,007
Interest on deposits	93	386	668	963	1,741	1,485

Total earnings	$1,415	$4,507	$5,448	$5,753	$6,314	$3,492

Fixed charges and preferred stock dividends
Interest on borrowed funds	$129	$696	$791	$918	$1,225	$961
Interest component of rentals	38	145	125	134	131	64
Amortization of notes and debentures		12	35	39	37	1
Interest capitalized				1	3
Preferred stock dividend requirements	103	272	86	224	597	33

Fixed charges and preferred stock dividends excluding interest on deposits	270	1,125	1,037	1,316	1,993	1,059
Interest on deposits	93	386	668	963	1,741	1,485

Total fixed charges and preferred stock dividends	$363	$1,511	$1,705	$2,279	$3,734	$2,544

Ratio of earnings to fixed charges and preferred stock dividends
Excluding interest on deposits	4.90x	3.66x	4.61x	3.64x	2.29x	1.90x
Including interest on deposits	3.90	2.98	3.20	2.52	1.69	1.37

(1)	As defined in Item 503(d) of Regulation S-K.